EXHIBIT 11.1

PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
COMPUTATION OF NET EARNINGS PER SHARE
(UNAUDITED)

(dollars and shares in thousands, except per share)

	13 Weeks Ended
	May 1, 2004	May 3, 2003
Diluted Computation
Net earnings	$13,823	$14,091
Weighted average common shares outstanding	67,926	67,986
Net effect of dilutive stock options and unearned restricted stock based on the treasury stock method	112	96

Outstanding shares for diluted earnings per share	68,038	68,082

Diluted earnings per share	$0.20	$0.21

Basic Computation:
Net earnings	$13,823	$14,091
Weighted average common shares outstanding	67,926	67,986

Basic earnings per share	$0.20	$0.21

Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the effect of conversions of stock options and unearned restricted stock. The calculation of diluted earnings per share for the thirteen-week period ended May 1, 2004, excludes the impact of 7,777,763 stock options, because to include them would be anti-dilutive.